                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY
            Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
            Toronto, ON   M5H 3Y2

ITEM 2.     DATE OF MATERIAL CHANGES
            February 24 and 27, 2006

ITEM 3.     NEWS RELEASES

            News releases were issued by Kinross in Toronto on February 27, 2006 with respect to the material changes and filed via SEDAR.

ITEM 4.     SUMMARY OF MATERIAL CHANGES
            Kinross announced (i) that it has entered into an extension agreement with Crown Resources Corporation, (ii) a material increase in reserves; and (iii) that it obtained a court order extending the date of its 2004 shareholders' meeting to no later than June 30, 2006.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGES

            Kinross has signed an amendment agreement (the "Amendment") with Crown Resources Corporation ("Crown") to extend the termination date of their definitive acquisition agreement (the "Agreement") to December 31, 2006 and adjust the price that Kinross will pay to acquire Crown and its 100 per cent-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, just 67 kilometres from the Company's Kettle River mine.

            Under the terms of the Amendment, shareholders of Crown will receive
            0.32 of a share of Kinross for each share of Crown, a decrease of
            0.02 over the previous exchange ratio of 0.34, although the valuation collar has been removed. Assuming all of the outstanding Crown warrants and options are converted, a total of approximately
            14.7 million common shares of Kinross will be issued upon the completion of the transaction.

            Kinross has also agreed to loan Crown $2 million if the transaction is not closed by July 1, 2006. The $2 million would be used to buy out the only existing net smelter return royalty from a third party covering the ore body at the Buckhorn Mountain property. The loan will have a three-year term and bear interest at the published (Wall Street Journal) prime rate at the time of borrowing, plus 3 per cent.

            Kinross announced an increase in Proven and Probable reserves to
            24.7 million ounces of gold at December 31, 2005, from 19.4 million ounces in 2004.

            Following is a discussion on the notable changes to reserves from 2004 to 2005:

            o Further to the November 2005 reported increase of 4.8 million ounces of gold to reserves at PARACATU in Brazil, a further 1.9 million ounces was added at year end 2005.

            o The 59 per cent increase in reserves at ROUND MOUNTAIN in Nevada resulted primarily from the decision to proceed with a pit expansion.

            o At FORT KNOX in Alaska, Ryan Lode is no longer in reserves or resources as Kinross has elected not to make further option payments on that property. The True North and Gil deposits, also in the Fort Knox area, were reclassified to resources due to changes in cost assumptions at Fort Knox.

            o At the PORCUPINE JOINT VENTURE in Timmins, Ontario reserves were replaced on a net basis.

            o Reserves at REFUGIO in Chile, increased primarily through the difference in gold price assumption from 2004 to 2005.

            o Kinross sold the AQUARIUS project in Timmins, Ontario for an equity stake in St Andrew Goldfields Ltd., a company with a large land position in Timmins.

            o Reserves at LA COIPA in Chile decreased through depletion and the review of the mine plan following two pit slope events in 2005.

            o The LUPIN and NEW BRITANNIA mines in Nunavut and Manitoba, respectively, were both closed during 2005, as planned, and have been removed from reserves and resources.

            o Kinross has discontinued reporting reserves for the BLANKET mine in Zimbabwe, consistent with our accounting treatment of no longer consolidating its results in our financial statements.

            Silver reserves at the end of 2005 are 24.4 million ounces estimated using a price of $6 per ounce. Gold reserves were calculated using a $400 gold price and resources were calculated using a $450 gold price 2005. Gold reserves and resources for 2004 were calculated using a $350 and $400 gold price, respectively.

            See Schedule "A" for Kinross' reserves and resources tables.

            TECHNICAL INFORMATION CONTAINED IN THIS MATERIAL CHANGE REPORT REGARDING KINROSS' MATERIAL MINERAL PROPERTIES HAS BEEN REVIEWED BY ROD COOPER, VICE PRESIDENT, TECHNICAL SERVICES FOR KINROSS, WHO IS A "QUALIFIED PERSON" UNDER NATIONAL INSTRUMENT 43-101.

            Kinross also announced that the Ontario Superior Court of Justice has granted an order extending the time for holding Kinross' annual and special meeting of shareholders for the year ended December 31, 2004. The order provides an extension until June 30, 2006, which will allow Kinross to combine its shareholders' meeting for the year ended December 31, 2004 with its shareholders' meeting for the year ended December 31, 2005. The combined meeting is currently anticipated to be held in early May.

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
            N/A

ITEM 7.     OMITTED INFORMATION
            N/A

ITEM 8.     EXECUTIVE OFFICER
            Ms. Shelley M. Riley
            Vice President, Administration and Corporate Secretary
            Telephone: (416) 365-5198
            Facsimile: (416) 365-0237

ITEM 9.     DATE OF REPORT
            February 27, 2006.

                                       KINROSS GOLD CORPORATION

                                       PER: /s/ Shelley Riley
                                            ----------------------------------
                                            Shelley Riley
                                            Vice President, Administration and
                                            Corporate Secretary

                                   SCHEDULE A

-----------------------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2005
---------------------------------------------- --------------------------- --------------------------- ----------------------------
         Property          Location  Kinross             Proven                    Probable                Proven and Probable
                                     Interest   Tonnes    Grade   Ounces    Tonnes   Grade    Ounces     Tonnes    Grade   Ounces
                                        (%)    (x 1,000)  (g/t)  (x 1,000) (x 1,000)  (g/t)  (x 1,000)  (x 1,000)  (g/t)  (x 1,000)
---------------------------------------------- --------------------------- --------------------------- ----------------------------
GOLD
NORTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Fort Knox                  USA        100.0%      43,902    0.63      890    38,270    0.86     1,063      82,172    0.74    1,953
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Round Mtn and area (14)    USA         50.0%      42,649    0.77    1,056    82,364    0.48     1,282     125,012    0.58    2,338
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Porcupine JV (12)          Canada      49.0%      10,693    1.33      457    20,255    1.84     1,196      30,949    1.66    1,653
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Musselwhite (11)           Canada      31.9%       1,833    5.51      325     1,599    6.12       315       3,433    5.79      639
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kettle River               USA        100.0%          39   11.43       14         -       -         -          39   11.43       14
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                          99,117    0.86    2,742   142,488    0.84     3,855     241,605    0.85    6,598
---------------------------------------------- --------------------------- --------------------------- ----------------------------

SOUTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Paracatu                   Brazil     100.0%   1,103,677    0.40   14,194    83,131    0.38     1,016   1,186,808    0.40   15,210
---------------------------------------------- --------------------------- --------------------------- ----------------------------
La Coipa (12)              Chile       50.0%       5,549    1.57      280     2,920    1.24       117       8,469    1.46      397
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Refugio                    Chile       50.0%      58,454    0.87    1,643    20,752    0.77       515      79,206    0.85    2,158
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Crixas (10)                Brazil      50.0%         632    4.72       96     1,232    7.14       283       1,864    6.32      379
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                       1,168,312    0.43   16,213   108,035    0.56     1,930   1,276,346    0.44   18,143
---------------------------------------------- --------------------------- --------------------------- ----------------------------

ASIA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kubaka and area (16,17)    Russia      98.1%          79    3.42        9         -       -         -          79    3.42        9
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                              79    3.42        9         -       -         -          79    3.42        9
---------------------------------------------- --------------------------- --------------------------- ----------------------------
TOTAL GOLD                                     1,267,508    0.47   18,964   250,522    0.72     5,785   1,518,030    0.51   24,749
---------------------------------------------- --------------------------- --------------------------- ----------------------------


-----------------------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2005
---------------------------------------------- --------------------------- --------------------------- ----------------------------
         Property          Location  Kinross             Proven                    Probable                Proven and Probable
                                     Interest   Tonnes    Grade   Ounces    Tonnes   Grade    Ounces     Tonnes    Grade   Ounces
                                        (%)    (x 1,000)  (g/t)  (x 1,000) (x 1,000)  (g/t)  (x 1,000)  (x 1,000)  (g/t)  (x 1,000)
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SILVER
SOUTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
La Coipa (12)              Chile       50.0%       5,549    78.8   14,056     2,920   110.1    10,334       8,469    89.6   24,389
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                           5,549    78.8   14,056     2,920   110.1    10,334       8,469    89.6   24,389
---------------------------------------------- --------------------------- --------------------------- ----------------------------

ASIA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kubaka and area (16,17,19) Russia      98.1%          79     6.4       16         -       -         -          79     6.4       16
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                              79     6.4       16         -       -         -          79     6.4       16
---------------------------------------------- --------------------------- --------------------------- ----------------------------

---------------------------------------------- --------------------------- --------------------------- ----------------------------
TOTAL SILVER                                       5,628    77.8   14,072     2,920   110.1    10,334       8,548    88.8   24,405
---------------------------------------------- --------------------------- --------------------------- ----------------------------


Rounding differences may occur

-----------------------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2005
---------------------------------------------- --------------------------- --------------------------- ----------------------------
         Property          Location  Kinross            Measured                   Indicated              Measured and Indicated
                                     Interest   Tonnes    Grade   Ounces    Tonnes   Grade    Ounces     Tonnes    Grade   Ounces
                                        (%)    (x 1,000)  (g/t)  (x 1,000) (x 1,000)  (g/t)  (x 1,000)  (x 1,000)  (g/t)  (x 1,000)
---------------------------------------------- --------------------------- --------------------------- ----------------------------
GOLD
NORTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Fort Knox and area (13)    USA        100.0%       4,582    0.75      110    44,280    0.59       838      48,862    0.60      948
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Round Mtn and area (14)    USA         50.0%       5,992    0.64      124    10,071    0.53       172      16,062    0.57      295
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Porcupine JV (12,15)       Canada      49.0%       1,077    3.68      127     8,238    2.51       666       9,315    2.65      793
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Musselwhite (11)           Canada      31.9%         624    4.20       84       285    5.91        54         909    4.74      138
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kettle River               USA        100.0%           -       -        -         -       -         -           -       -        -
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                          12,274    1.13      445    62,873    0.86     1,730      75,147    0.90    2,175
---------------------------------------------- --------------------------- --------------------------- ----------------------------

---------------------------------------------- --------------------------- --------------------------- ----------------------------
SOUTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Paracatu                   Brazil     100.0%      89,784    0.27      771     5,540    0.38        68      95,324    0.27      839
---------------------------------------------- --------------------------- --------------------------- ----------------------------
La Coipa (12)              Chile       50.0%       6,788    0.88      192     1,854    0.92        55       8,642    0.89      247
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Refugio                    Chile       50.0%      20,606    0.71      469    20,644    0.70       465      41,250    0.70      934
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Crixas (10,18)             Brazil      50.0%         222    8.96       64       171    9.03        50         392    8.99      113
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Gurupi (9,20)              Brazil     100.0%           -       -        -    47,050    1.08     1,632      47,050    1.08    1,632
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                         117,400    0.40    1,496    75,258    0.94     2,268     192,657    0.61    3,765
---------------------------------------------- --------------------------- --------------------------- ----------------------------

ASIA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kubaka and area (16,17)    Russia      98.1%           -       -        -       376   13.10       158         376   13.10      158
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                               -       -        -       376   13.10       158         376   13.10      158
---------------------------------------------- --------------------------- --------------------------- ----------------------------
TOTAL GOLD                                       129,674    0.47    1,941   138,507    0.93     4,156     268,180    0.71    6,098
---------------------------------------------- --------------------------- --------------------------- ----------------------------


-----------------------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2005
---------------------------------------------- --------------------------- --------------------------- ----------------------------
         Property          Location  Kinross            Measured                   Indicated              Measured and Indicated
                                     Interest   Tonnes    Grade   Ounces    Tonnes   Grade    Ounces     Tonnes    Grade   Ounces
                                        (%)    (x 1,000)  (g/t)  (x 1,000) (x 1,000)  (g/t)  (x 1,000)  (x 1,000)  (g/t)  (x 1,000)
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SILVER
SOUTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
La Coipa (12)              Chile       50.0%       6,788    37.5    8,178     1,854    61.0     3,635       8,642    42.5   11,813
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                           6,788    37.5    8,178     1,854    61.0     3,635       8,642    42.5   11,813
---------------------------------------------- --------------------------- --------------------------- ----------------------------
ASIA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kubaka and area (16,17,19) Russia      98.1%           -       -        -       376    14.3       173         376    14.3      173
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                               -       -        -       376    14.3       173         376    14.3      173
---------------------------------------------- --------------------------- --------------------------- ----------------------------
TOTAL SILVER                                       6,788    37.5    8,178     2,229    53.1     3,808       9,017    41.3   11,986
---------------------------------------------- --------------------------- --------------------------- ----------------------------

Rounding differences may occur


STATEMENT OF INFERRED RESOURCES
In addition to the reported measured and indicated resources estimated at a gold price of $450, inferred resources total 92,490,000 tonnes at an average grade of
0.98 grams per tonne gold. Inferred silver resources total 491,000 tonnes at an average grade of 49.9 grams per tonne using a $7.00 silver price.

BLANKET MINE - ZIMBABWE
In light of the economic and political conditions and the negative impact of inflationary cost pressures in Zimbabwe, the Blanket mine was written down in 2001 and Kinross discontinued consolidation of the results of this operation in 2002. However, the mine did report proven and probable reserves at December 31, 2005, estimated at a gold price of $400 per ounce, of 3,223,000 tonnes at an average grade of 4.24 grams per tonne or 439,600 ounces of gold. Measured and Indicated resources, estimated at a gold price of $450 per ounce, totaled 431,000 tonnes at an average grade of 4.08 grams per tonne or 56,500 ounces of gold. Blanket also had 2,064,000 tonnes of Inferred resource at an average grade of 6.31 grams per tonne.

NOTES TO THE 2005 MINERAL RESERVE AND RESOURCE STATEMENT

(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of US$ 400 per oz, and a silver price of US$ 6.00 per oz. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Reserves are estimated based on the following foreign exchange rates:
             CAD$ to US$ - 1.25
             Rubles to US$ - 29.00
             Chilean Peso to US$ - 575.00
             Brazilian Reais to US$ - 2.65
(2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived at a gold price of US$ 450 per oz, a silver price of US$ 7.00 per oz and the following foreign exchange rates:
             CAD$ to US$ - 1.25
             Rubles to US$ - 29.00
             Chilean Peso to US$ - 575.00
             Brazilian Reais to US$ - 2.65
(3) The Company's reserves and resources as at December 31, 2005 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.
(4) CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. US Investors are advised that use of the terms "measured resource", "indicated resource" and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.
(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.
(6) Mineral resource and reserve estimates were prepared under the supervision of Mr. Rod Cooper, P. Eng, an officer of Kinross, who is a qualified person as defined by Canada's National Instrument 43-101.
(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.
(8)     Resources, unlike reserves, do not have demonstrated economic viability.
(9) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.
(10) Operated by AngloGold Ltd and assumes the following foreign exchange rate:
          RESERVES AND RESOURCES:
             Brazilian Reais to US$ - 2.50
(11) Operated by Placer Dome Inc. and assumes the following foreign exchange rate:
             CAD$ to US$ - 1.25
(12) Operated by Placer Dome Inc. and assumes the following foreign exchange rates:
          RESERVES:
             CAD$ to US$ - 1.30; Chilean Peso to US$ - 600.00
          RESOURCES:
             CAD$ to US$ - 1.22; Chilean Peso to US$ - 600.00
(13) Includes mineral resources from the undeveloped Gil deposit in which the Company holds an 80% interest.
(14) Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting.
(15) Includes mineral resources from undeveloped properties, exploitation of which is dependent on successful permitting.
(16) Includes mineral reserves and mineral resources from the Birkachan deposit. Open pit and underground mining at Birkachan will require successful permitting.
(17) Includes mineral resources from the undeveloped Tsokol deposit, exploitation of which is dependent on successful permitting.
(18)    Mineral resources reported at a gold price of US$475 per ounce.
(19) Mineral reserves reported at a silver price of US$6.50 per ounce, mineral resources reported at a silver price of US$7.50 per ounce.
(20) Mineral resources estimated assuming a foreign exchange rate of 3.00 Brazilian Reais per US$1.00.

                               FIFTH AMENDMENT TO
                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

        THIS FIFTH AMENDMENT TO ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of February 24, 2006, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), CROWN MERGER CORPORATION, a Washington corporation and a wholly owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations").

        A. Parent, Purchaser, and Crown are parties to the Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004, September 15, 2004, December 30, 2004, and May 31, 2005 (the "Acquisition Agreement"), pursuant to which Purchaser will merge with and into Crown and Crown will become a wholly owned subsidiary of Parent. The parties wish to amend the Acquisition Agreement as set forth herein. Defined terms contained in this Amendment shall have the meaning ascribed to them in the Acquisition Agreement.

        B. This Amendment is entered into in conformance with Section 9.4 of the Acquisition Agreement which requires that any modification of the Acquisition Agreement be set forth in writing and signed by all parties.

        NOW, THEREFORE, in consideration of the mutual agreements contained in this Amendment, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1. AMENDMENT TO SECTION 1.7.1. Section 1.7.1 is amended to read, in its entirety, as follows:

        CONVERSION OF CROWN COMMON STOCK. Each share of Crown Common Stock (other than Crown Common Stock held by Parent or Purchaser or by a Dissenter) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.32 Kinross Common Shares (the "Exchange Ratio"). All outstanding shares of Crown Common Stock as of the Effective Time will automatically be cancelled and will cease to exist. The certificates formerly representing shares of Crown Common Stock to be converted into Kinross Common Shares as described above (each a "Certificate" and, collectively, the "Certificates") will thereafter represent that number of Kinross Common Shares determined by the Exchange Ratio. Such certificates held by Dissenters shall represent the right to pursue such rights as the Dissenter may have under the Washington Act. Such certificates held by Parent or Purchaser shall be cancelled and retired and shall cease to exist and no Kinross Common Shares or other consideration shall be delivered in exchange therefor.

        2.      AMENDMENT TO THE BACKGROUND SECTION AND TO SECTION 1.8.

        The amount 0.2911 is changed to 0.32 in the first paragraph under Background and in Section 1.8 of the Agreement

        3. AMENDMENT TO SECTION 8.1.2.1. Section 8.1.2.1 is amended to read, in its entirety, as follows:

        The consummation of the Merger has not occurred by December 31, 2006, provided that the party seeking to terminate this Agreement pursuant to this clause has not breached in any Material respect its obligations under this Agreement in any manner that has contributed to the failure of the consummation of the Merger on or before such date;

        4. ROYALTY OBLIGATION. Crown has a royalty obligation payable to Newmont Mining Corporation ("Newmont") with respect to the Buckhorn Mountain Project that can be satisfied in full by the payment of $2 million (the "Buy Out Amount") to Newmont at any time prior to July 23, 2006. In the event that the transaction contemplated by this Acquisition Agreement is not closed prior to July 1, 2006, Crown agrees to pay the Buy Out Amount to Newmont if it determines that it is appropriate to do so, or if it is requested by Kinross to do so. In either such event, Kinross will, at the request of Crown, loan up to $2 million to Crown in order to permit it to pay the Buy Out Amount to Newmont prior to July 23, 2006. Any such loan would bear interest at the prime rate published for major U.S. financial institutions in the WALL STREET JOURNAL on the day preceding the loan, plus 3%. Interest would be paid quarterly in arrears and the principal, plus any other unpaid amounts, would be due 3 years subsequent to the date of the loan.

        5. RATIFICATION OF ACQUISITION AGREEMENT. Except as specifically provided in Sections 1 through 4 hereof, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Acquisition Agreement.


      [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this Amendment to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                Parent:

                                    KINROSS GOLD CORPORATION


                                    By: Signed /Hugh Agro/
                                    Hugh Agro, Duly Authorized Officer


                                Purchaser:

                                    CROWN MERGER CORPORATION


                                    By: Signed/Lars-Eric Johansson/
                                    Lars-Eric Johansson, Duly Authorized Officer

                                Crown:

                                    CROWN RESOURCES CORPORATION


                                    By: Signed/Christopher Herald/
                                         Christopher Herald, President and CEO